Forward-Looking Statement
Disclosure
Transaction Summary
Transaction Rationale
Financially Attractive
Consistently Executing Low Risk Transactions
Pro Forma Financial Impact
Appendix

Filed by Fifth Third Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Old Kent Financial Corporation
Exchange Act File Number 000-14591
Text version of 425 filed on November 20, 2000

FIFTH THIRD BANCORP

acquisition of

OLD KENT FINANCIAL CORPORATION

November 20, 2000

Forward-Looking Statement

This document contains forward-looking statements about Fifth Third Bancorp (“Fifth Third” or “FITB”), Old Kent Financial Corporation (“Old Kent” or “OK”) and the combined company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are made in connection to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third and/or the combined company. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which Fifth Third and Old Kent do business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the business in which Fifth Third and Old Kent are engaged; and (6) changes in the securities markets. Further information on other factors which could effect the financial results of Fifth Third after the merger are included in Fifth Third’s and Old Kent’s filings with the SEC. These documents are available free of charge at the SEC’s website at http://www.sec.gov and/or from Fifth Third or Old Kent.

Disclosure

Investors and security holders are advised to read the proxy statement/prospectus regarding the transactions referenced in this document when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Fifth Third and Old Kent. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by Fifth Third and Old Kent at the Securities and Exchange Commission’s website at http://www.sec.gov and/or from Fifth Third or Old Kent.

Old Kent and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Old Kent with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Old Kent’s proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on February 25, 2000. This document is available free of charge at the Commission’s website at http://www.sec.gov and/or from Old Kent.

Fifth Third and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Fifth Third with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Fifth Third’s proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on February 9, 2000. This document is available free of charge at the Commission’s website at http://www.sec.gov and/or from Fifth Third.

Transaction Summary

Transaction Summary

Exchange Ratio:	0.74 Fifth Third Shares per Old Kent Share

Price per Old Kent Share:	$35.57 (1)

Transaction Structure:	Pooling-of-interests Tax-free exchange 19.9% Lock-up

Transaction Value:	$4.9 billion (2)

Board Representation:	3 Additional Directors to Fifth Third Bancorp Board

Expected Closing:	Second Quarter 2001

Expected Restructuring Charges:	$235 million, after-tax

Due Diligence:	Completed (including credit, operations and mortgage)

Required Approvals:	Regulatory Fifth Third Shareholders Old Kent Shareholders

Management:	Significant roles for Old Kent Management

(1) Based on FITB closing price of $48.0625 on November 17, 2000.
(2) Based on 138.3 million average fully diluted shares outstanding for 3Q00.

Transaction Summary

Transaction Rationale

•	Completely consistent with stated strategies

•	Expansion into Michigan and Chicago has been a priority

•	Acquire significant market share (top 5 position) in 2 new markets

•	#2 deposit market share in key MSAs within the 5 states we serve

•	Excellent growth opportunity in the highly populated midwestern MSAs

•	Attractive Old Kent Trust & Commercial banking platform in new markets

•	Management accretive

Financially Attractive

•	Immediately accretive, before synergies

•	High IRR transaction

•	Maintains high net income and revenue growth rates

•	No diminution of superior performance measures

•	Disciplined pricing

Minimal Risk

•	Consistency in credit culture & operating philosophies

•	Extremely conservative synergies assumptions — $ and timing

Transaction Rationale

Transaction Rationale

— Expansion into attractive Michigan & Chicago markets

•	Combined franchise achieves a leading position in Michigan

– ranks #3 at 9.4% share with $10.6 billion in deposits

– Michigan is 10th largest deposit market in US, with $126 billion

•	Adds a very strong Chicago franchise

– ranks #5 at 3.6% share with $5.9 billion in deposits

•	Enhances Fifth Third’s position in Illinois

– ranks #5 at 3.1% share with $6.7 billion in deposits

– Illinois is 4th largest deposit market in US, with $224 billion

— Adds over 1 million customers to Fifth Third franchise

— Incremental franchise area has 16 million potential customers for Fifth Third

— Achieves in one transaction what would otherwise require several transactions

N.B. Source: SNL Branch Migration Datasource as of June 30, 1999.

Extension of Franchise
Dollars in billions.

Largest MSAs of
Pro Forma Franchise

	Combined Company

	Rank	Deposits	Mk. Share	Branches

Chicago	5	$5,870	3.6%	75

Cincinnati OH-KY-IN	1	5,700	22.1	115

Grand Rapids-Muskegon-	1	4,604	40.0	86

Holland MI

Dayton-Springfield OH	1	2,466	25.3	51

Columbus OH	3	2,420	11.5	62

Cleveland-Lorain-Elyria OH	6	2,075	4.5	62

Toledo OH	1	1,848	26.0	34

Detroit MI	8	1,689	2.8	60

Evansville-Henderson IN-KY	2	1,448	33.6	31

Indianapolis IN	3	1,437	7.3	52

Source: SNL Branch Migration Database as of June 30, 1999.
NB -combined FITB / OK data pre-divestiture (if required).

Unique Consolidation Opportunity

— Achieves in one transaction what would otherwise require several transactions

— Adds significant Trust and Commercial Banking businesses that may not be fully developed in other potential acquisition opportunities

		Market			Market
Michigan		Share	Chicago MSA		Share

1	Bank One Corp.	15.9%	1	Bank One Corp.	17.5%

2	Comerica Inc.	14.2	2	ABN AMRO	14.4

3	FITB / OK	9.4	3	Bank of Montreal	5.1

4	National City Corp.	8.9	4	Northern Trust Corp.	5.1

5	ABN AMRO	8.2	5	FITB / OK	3.6

6	Michigan National	7.2	6	Citigroup Inc.	2.6

7	Huntington Bancshares	4.2	7	Charter One Financial	2.3

8	Citizens Banking Corp.	3.5	8	First Midwest Bancorp	2.1

9	Charter One Financial	3.2	9	Bank of America Corp.	2.1

10	Chemical Financial	3.2	10	MAF Bancorp Inc.	1.8

Source: SNL Branch Migration Database as of June 30, 1999.
NB -combined FITB / OK data pre-divestiture (if required).

Significant Presence and Upside for Growth

—	Only 1 out of 16 possible households is a Fifth Third customer

—	Best major-MSA concentration

—	Familiar Fifth Third competitors

—	Fragmented market

Indiana

Population	5.9 million

National Rank	14th

		Deposits	Branches	Market Share

1.	Bank One Corp	$12,333	219	17.5%

2.	National City Corp.	7,053	202	10.0

3.	FITB / OK	5,386	162	7.7

4.	Old National Bancorp	4,270	104	6.1

5.	1st Source Corp.	2,182	44	3.1

Illinois

Population	12.1 million

National Rank	5th

		Deposits	Branches	Market Share

1.	Bank One Corp	$30,166	244	13.8%

2.	ABN AMRO	23,260	122	10.6

3.	Bank of Montreal	15,813	134	7.2

4.	Northern Trust Corp.	8,285	17	3.8

5.	FITB / OK	6,718	94	3.1

Ohio

Population	11.2 million

National Rank	7th

		Deposits	Branches	Market Share

1.	Key Corp	$18,953	225	12.1%

2.	Fifth Third	16,408	378	10.5

3.	National City Corp.	15,624	349	10.0

4.	Bank One Corp.	15,168	276	9.7

5.	US Bancorp	9,034	307	5.8

Michigan

Population	9.8 million

National Rank	8th

		Deposits	Branches	Market Share

1.	Bank One Corp	$18,008	259	15.9%

2.	Comerica Inc.	16,053	251	14.2

3.	FITB / OK	10,604	269	9.4

4.	National City Corp.	10,040	275	8.9

5.	ABN AMRO	9,268	151	8.2

Kentucky

Population	4.0 million

National Rank	25th

		Deposits	Branches	Market Share

1.	National City	$4,549	114	9.4%

2.	US Bancorp	4,036	134	8.4

3.	Bank One	3,995	68	8.3

4.	PNC Bank	3,322	56	6.9

5.	Fifth Third	2,589	97	5.4

Source: SNL Branch Migration Database as of June 30, 1999.
NB -combined FITB / OK data pre-divestiture (if required).

Similar Market Territory

Top 10 States for Business Expansion in 1999:

New/Expanded Facilities			New Manufacturing Plants

>	1. Michigan	2,174		1. California	432

	2. California	2,137	>	2. Michigan	296

>	3. Ohio	1,141	>	3. Ohio	200

	4. Texas	939	>	4. Illinois	168

	5. New York	934		5. Texas	137

>	6. Illinois	872		6. New York	117

	7. North Carolina	793		7. North Carolina	110

	8. Minnesota	435		8. Virginia	87

	9. Pennsylvania	386		9. Pennsylvania	76

	10. Virginia	357		10. Minnesota	72

Top 3 Metropolitan areas for Total Facilities

>	1.	Detroit

>	2.	Chicago

	3.	Orange County

Source: Site Selection Magazine’s “Top 10” States.

Transaction Rationale

—	Completely Consistent With Stated Fifth Third Strategy

•	Consistent Markets and Demographics

•	Consistent Credit and Operating Philosophy

•	Consistent Business Lines

•	Builds on Fifth Third’s Decentralized Affiliate Bank Structure

•	Compatible Risk Philosophy

Expands Revenue Potential

—	Core Businesses Complimented by Other Business Expertise

Fifth Third		Old Kent
Mid-sized Business Banking	< >	Small & Middle-Market

Retail Banking		Business Banking

Wealth Management		Retail Banking

- Trust AUM $22.2b		Wealth Management

- Mutual Funds $5.3b		- Trust AUM $11.9b

- Mutual Funds $6.5b

Deposit generation	>

Robust fee income growth		Local management talent

Merchant processing	<	High customer affinity

EFT processing

Uninterrupted Growth Story

—	Fifth Third and Old Kent combined will continue to generate high revenue growth rates

—	Sources of revenue growth:

      Attractive new markets for Fifth Third products:

-	Duplicate FITB’s deposit campaign successes in new markets

-	Sell MPS’ e-commerce solutions in new markets

-	Enrich Commercial and Investment Advisory revenue mix

      Achieving FITB results on OK’s deposit base is a $48 million per year revenue opportunity :

-	Improve Old Kent’s fee income to net revenue ratio*: FITB = 38%; OK = 26%

-	Ratio of deposit fee revenue to core deposits: FITB = 1.54%; OK = 0.97%

* Ratios calculated excluding mortgage banking fees.

Financially Attractive

Consistent Shareholder M&A Focus

—	Immediately accretive to EPS, before cost savings

Estimated
EPS Accretion

2001 No Synergies	9.4%

2001 with Phased-in Synergies (a)	11.3

2002 with Phased-in Synergies (a)	12.5

—	Conservative, identifiable and readily achievable cost savings

•	Only 20% of Old Kent overhead

•	Realistic Savings Timetable: 25% in ‘01 75% in ‘02 and 100% in ‘03

•	Goal: - Protect and grow revenues - Positioned to roll-out typical Fifth Third enhancement programs

—	IRR well above cost of capital with conservative assumptions

(a) Assumes cost savings equal to 20% of Old Kent’s controllable non-interest expenses phased-in at 25% in 2001 and 75% in 2002

Consistent Shareholder M&A Focus

—	No revenue enhancements assumed, but long standing track record of improving performance and revenue

—	Significant potential for revenue and productivity improvements

	Fifth Third		Old Kent

- Net income per FTE	$76.4	k	$35.6	k

- Net revenue per FTE	$226	k	$141	k

- Earning assets per FTE	$3.7	m	$2.2	m

- Efficiency ratio	41.3%		56.6%

—	Demonstrated performance with CNB acquisition

- Net income per FTE at announcement (6/99)	$35.0k

- Consol. Indiana NI per FTE — Q3 2000	$77.8k

Disciplined Pricing

			FITB / OK			Selected (3)
	Fifth Third		Transaction Multiples			Transaction Multiples			Peer
	Multiples		Absolute		Relative(2)	Absolute		Relative(2)	Market(4)

Price as a Multiple of:

LTM EPS	26.9	x	15.7	x	58.5%	14.8	x	91.3%	16.0	x

2001E EPS	22.0		14.2		64.5	13.2		100.5	13.3

2001E EPS

Adj. for Synergies (1)	22.0		11.2		51.0	11.8		77.3	—

Book Value	4.43		2.88		65.0	2.34		70.6	2.46

Tangible Book Value	4.93		3.12		63.3	2.69		69.0	2.83

Pro Forma Target Ownership			18%			16%

(1) Assumes synergies are fully phased-in in 2001.
(2) Represents transaction multiple as a percentage of Fifth Third multiple.
(3) Median of the following transactions: CMA/IMP, FSR/USB, FBF/SUB, MTB/KSTN, WFC/FSCO, NCBC/CCB, BBT/OV, FITB/BNK, FSR/MTL, FBF/BKB.
(4) High Performing Bank Peer Group median include: MI, MRBK, MTB, NCBC, TCB, ZION.

Ongoing Superior Performance Measures

			Pro Forma
LTM - 9/00	Fifth Third	Old Kent	Combined(1)

ROACE	20.0%	20.7%	21.8%

ROAA	1.94	1.47	1.93

Efficiency Ratio (2)	41.3	56.6	42.9

Tangible Common Ratio	8.91%	6.50%	8.09%

Leverage Ratio	9.99	7.24	9.04

(1) LTM 9/30 pro forma combined for ROACE, ROAA and Efficiency Ratio assuming full 20% of Old Kent controllable non-interest expenses, and excludes non-recurring items.
(2) LTM 9/30 excludes amortization of intangibles.

FITB Continues to Deliver Industry-Leading Returns

ROE(1)

1	Bank Of New York	26.6%

2	Mellon Financial	25.2

3	FITB / OK*	21.8

4	Northern Trust Corp.	21.8

5	Comerica	21.4

3	US Bancorp (pro forma)*	21.1

7	PNC Financial Serv.	20.8

8	Synovus Financial	20.0

9	FleetBoston Financial	17.8

10	Bank of America	17.1

ROA

1	Mellon Financial	2.11%

2	Synovus Financial	1.94

3	FITB / OK *	1.93

4	US Bancorp (pro forma) *	1.89

5	Wells Fargo & Co.	1.86

6	Comerica	1.85

7	Bank Of New York	1.83

8	PNC Financial Serv.	1.78

9	National City Corp.	1.56

10	SunTrust Banks, Inc.	1.44

Data excludes Citigroup and companies that have announced control sales
(1) For U.S. banking institutions with leverage ratio > 6.75%

Efficiency

1	US Bancorp (pro forma)*	42.7%

2	FITB / OK*	42.9

3	Comerica	46.6

4	Bank Of New York	49.5

5	Bank of America	51.4

6	Southtrust Corp.	51.4

7	BB&T Corp.	52.2

8	Wachovia Corp.	54.1

9	FleetBoston Financial	55.5

10	National City Corp.	56.9

LT Growth

1	FITB / OK	16.0%

2	State Street Corp.	15.0

3	Synovus Financial	15.0

4	US Bancorp	14.0

5	Wells Fargo & Co.	13.0

6	Bank Of New York	13.0

7	Mellon Financial	13.0

8	Northern Trust Corp.	13.0

9	FleetBoston Financial	12.0

10	BB&T Corp.	12.0

LT EPS Growth Rate Source: IBES
* 9/30 LTM combined financial data adjusted to reflect 100% of announced cost savings

Accelerating EPS Growth

[*] Fifth Third Stand Alone IBES EPS
[  ] Pro Forma EPS

					Post-Transaction: 18+%*

16% CAGR					Wall Street Estimates: 15%
$0.88	$1.03	$1.17	$1.40	$1.61	$1.88	$2.18	$2.43	*	$2.50	$2.81	*

1995	1996	1997	1998	1999	2000E	2001E	2001E	*	2002E	2002E	*

N.B. Fifth Third historical EPS restated for 3:2 stock split.

Midwestern Powerhouse with Superior Performance

Traditional Banking						Growth Financial Services

		Mkt	Price/	LTM	IBES L-T			Mkt	Price/	IBES L-T
Rank	Institution	Cap	2001E	ROE	Gr. Rate	Rank	Institution	Cap	2001E	Gr. Rate

1	Fifth Third / Old Kent	$27.9	22.0x	21.9%	16.0%	1	Capital One	$10.3	18.1x	25.0%

1	Fifth Third	23.0	22.0	20.0	15.0	2	Charles Schwab	40.8	38.3	20.0

2	State Street	21.4	30.4	24.9	15.0	3	MBNA	31.0	19.7	20.0

3	Synovus	6.5	20.4	19.9	15.0	4	Fifth Third / Old Kent	27.9	22.0	16.0

4	U.S. Bancorp	31.4	10.2	19.9	14.0	4	State Street	21.4	30.4	15.0

5	Wells Fargo	79.7	15.4	17.7	13.0	5	Synovus	6.5	20.4	15.0

6	Bank of New York	41.4	24.8	24.6	13.0	6	AXA	23.9	19.8	15.0

7	Mellon Financial	22.8	19.8	24.9	13.0	7	Citigroup	229.5	16.6	15.0

8	Northern Trust	19.4	34.8	21.8	13.0	8	Morgan Stanley	78.3	12.4	14.5

9	Bank of America	72.0	7.0	18.3	12.0	9	AIG	225.2	34.8	14.0

10	J.P. Morgan Chase	77.4	9.5	18.1	12.0	10	American Express	74.6	23.9	13.8

11	FleetBoston	37.1	9.2	19.6	12.0	11	Northern Trust	19.4	34.8	13.0

12	BB&T	13.0	12.6	15.5	12.0	12	Bank of New York	41.4	24.8	13.0

13	SunTrust	14.5	9.8	18.8	11.5	13	Mellon	22.8	19.8	13.0

14	Old Kent	3.5	10.0	20.7	11.0	14	Merrill Lynch	51.7	15.8	13.0

15	Comerica	9.2	9.7	20.4	10.5	15	Goldman Sachs	42.3	13.4	13.0

	Median	$22.9	14.0x	20.0%	13.0%		Median	$35.9	20.1x	14.8%

N.B. Implied pro forma market capitalization does not include synergies and based on announced transaction value.

Selected Growth Companies

	Yahoo	Cisco	Coca		Northern		Pfizer
	Inc	Sys Inc	Cola Co	GE	Trust	AIG	Inc.

Price / 2001E	88.4	52.8	35.5	35.3	34.8	34.8	33.3

P/2001E to 5-year IBES long term growth rate	1.84x	1.62x	2.54x	2.36x	2.68x	2.48x	1.59x

[Additional columns below]

[Continued from above table, first column(s) repeated]

	Colgate		Pepsico	Bank of	FIFTH
	Palmolive	Merck	Inc.	New York	THIRD	IBM

Price / 2001E	31.1	27.8	27.0	24.8	22.0	20.3

P/2001E to 5-year IBES long term growth rate	2.40x	2.32x	2.07x	1.91x	1.47x	1.57x

N.B. Numbers inside bars represent P/2001E to 5-year IBES long-term growth rate. Numbers above bars represent price to 2001 earnings

Consistently Executing

Low Risk Transactions

Low Execution Risk

—	Proven acquisition track record augmented by:

•	Combination of 2 superior performing banks

•	Contiguous and similar Midwest markets

•	Local management teams & traditional affiliate structure

•	Both institutions on single operating platform

•	Fifth Third experienced with integrating Old Kent’s systems

—	Thoughtful & deliberate approach to merger integration

•	Conservative assumptions

•	Realistic timetable (25% in ‘01....75% in ‘02.... and 100% in ‘03)

•	Careful attention to preservation of revenues and growth rates

Previous FITB Transactions

		At Announcement		Realized

	Old Kent.		Market		Market
	Transaction	In-Market	Extension	In-Market	Extension

Cost Savings as % of Target Overhead	20%	30%	20%	>35%	>25%

Consistency of Culture

—	Both committed to superior financial performance

•	Fifth Third & Old Kent each have over 25 consecutive years of increased earnings

—	Commitment to sales culture

—	Top-tier capital ratios and ratings

•	Tangible Common Ratio	– to remain at 9.00%*

	Leverage Ratio	– to remain at 10.00%*

	Ratings	– maintain AA/Aa ratings

—	Both Fifth Third and Old Kent maintain pristine asset quality profiles

*	Target ratio at closing

Good Balance: Corporate, Retail & Fee Income

—	Continuity of business mix

—	Diversified sources

—	Core components:

–	Corporate Banking

–	Retail Banking

–	Fee Generating Businesses

Net Income Old Kent		Net Income Fifth Third		Pro Forma Net Income

Business	Percentage	Business	Percentage	Business	Percentage

Retail Banking	44%	Retail Banking	49%	Retail Banking	44%

Corporate Banking	23%	Commercial Banking	30%	Commercial Banking	29%

Treasury / Other	17%	Advisory Services	9%	Advisory Services	9%

Investment / Insurance	10%	Data Processing	9%	Data Processing	7%

Mortgage Banking	6%	Other	3%	Other	6%

				Mortgage Banking	5%

N.B. Segment data shown for the nine months ended September 30, 2000

Consistency of High Credit Quality Culture

—	No borrower or sector concentration issues

—	Average commercial loan balance = $2.8 m

—	History of high reserve coverage & low charge-offs

NPAs / Loans + Leases + OREO	1994	1995	1996	1997	1998	1999	Sep-00	Pro Forma 9/00*

FITB	0.66%	0.83%	0.85%	0.78%	0.78%	0.58%	0.64%	0.68%

OK	1.17%	1.07%	0.98%	0.78%	0.72%	0.61%	0.75%

Lg. Cap. Bank Index	1.09%	0.93%	1.02%	0.85%	0.80%	0.81%	0.78%

Loan Loss Reserve / NPAs	1994	1995	1996	1997	1998	1999	Sep-00	Pro Forma 9/00*

FITB	227%	173%	165%	180%	186%	252%	252%	213%

OK	195%	203%	186%	198%	201%	225%	225%

Lg. Cap. Bank Index	204%	254%	271%	308%	316%	258%	202%

Net Charge-offs / Average Loans	1994	1995	1996	1997	1998	1999	Sep-00	Pro Forma 9/00*

FITB	0.15%	0.23%	0.40%	0.43%	0.47%	0.36%	0.29%	0.27%

OK	0.14%	0.17%	0.50%	0.50%	0.34%	0.20%	0.20%

Lg. Cap. Bank Index	0.36%	0.40%	0.52%	0.62%	0.62%	0.54%	0.54%

NB: Large Cap Bank Index includes
BAC, BK, CMA, CMB, FBF, FSR, FTU, KEY, MEL, ONE, PNC, STI, USB, WB, WFC
* Pro forma combined Fifth Third and Old Kent

Management Accretive

—	Adds experienced local management to expand Fifth
Third’s affiliate bank network

—	Additional product line depth in Investment Advisory,
Commercial and Residential Mortgage

—	Old Kent Management has same shareholder focus

Name	Age	New Position

David J. Wagner	46	Chairman & CEO - Michigan Bank

Robert H. Warrington	53	President - Mortgage Banking Business

Kevin T. Kabat	43	President - Grand Rapids Affiliate

Maintain Decentralized Structure

—	Fifth Third affiliate bank structure designed to:

•	Enhance growth

•	Clear and local sales accountability and communication

•	All product-lines report to local affiliate CEO

•	Significant “at-risk” salesperson compensation structure

—	Local management and boards to best serve customers

—	Transaction creates 3 new Fifth Third affiliates:

•	Grand Rapids

•	Chicago (combined with existing Northern Indiana Fifth Third affiliate)

•	Detroit

•	Northern Michigan

FITB Affiliate Banks

—	Old Kent affiliates will represent a significant portion of the combined franchise

FITB Affiliates	Assets	Deposits	Branches	President	Years @ 5/3

Cincinnati	$11.7	$8.0	100	G. Schaefer, Jr.	28

Grand Rapids	12.1	7.9	173	K. Kabat	—	OK Affiliate (c)

Chicago	8.0	6.7	100	B. Stampe (a)	14	OK Affiliate

Southern Indiana	5.1	2.4	58	J. Daniel (b)	1

Dayton	4.9	2.8	65	D. Sadlier	9

Detroit	3.7	3.0	74	TBD	—	OK Affiliate

Columbus	4.1	2.5	59	P. Fehring	20

Toledo	4.1	2.6	44	B. Sullivan (b)	1

Central Indiana	3.9	2.6	82	M. Alley	14

Cleveland	3.7	2.4	75	R. King	24

Northern Michigan	1.5	1.1	21	TBD	—	OK Affiliate

Louisville	2.0	1.0	40	J. Gaunt	31

Northern Kentucky	1.3	0.9	28	T. Rawe	24

Arizona	1.0	0.4	11	B. Robert (b)	2

Lexington	1.0	0.4	17	S. Barnes	6

Ohio Valley	1.0	0.6	23	S. Greenlee	10

Florida	0.5	0.3	10	C. Kvetko	12

(a)	Current Fifth Third executive.

(b)	Indicates executives who have joined FITB from acquired institutions.

(c)	Includes pending acquisitions.

Record of Successful Acquisition Integration

—	Proven ability to improve target profitability

—	Fifth Third has always delivered on acquisition promises

	Year	ROA at	2000		% of
Affiliate	Acquired	Purchase	ROA		Market Cap

Central Indiana (CNB Bancshares)	1999	1.38%	1.75%	>

Southern Indiana ( “ “ )	1999	1.42	1.50	>	9.9%

Northern Indiana ( “ “ )	1999	1.00	1.33	>

Western Ohio (CitFed*)	1998	0.87	1.64		4.7

Columbus, Ohio (State SB*)	1998	1.26	2.08		5.4

Louisville, Kentucky (Cumberland*)	1994	0.85	1.62		4.1

Northwestern Ohio	1989	0.97	2.18		20.1

*	Thrift Institution

Perspective on Deal Size

—	No dimunition of FITB culture, OK easily assimilated

—	Fifth Third’s most recent acquisition (CNB) is fully integrated and performing at FITB performance levels

—	As compared to many recent bank M&A transactions:

•	Low deal value as % of market capitalization

•	Lower year 1 phased-in cost savings assumptions

•	Strong financial position affords Fifth Third the opportunity to preserve revenues and growth rates

—	IRR estimate exceeds previous Fifth Third transaction IRRs

Linking Share Ownership to Behavior

—	Implementation of Fifth Third’s incentive programs

—	Key components

–	Performance based incentive compensation

–	Variable bonus level tied to high performance targets

–	All front-line managers have and will continue to participate in Fifth Third option grant program

–	Significant personal investment by Fifth Third team in FITB stock

–	Old Kent executives will have significant ownership as well

—	Share ownership mindset:

		FITB	OK

•	% of Employees Owning Shares	77%	33%

•	# of Officers Receiving Options	2,250	1,750

•	% ownership by Employees & Directors	9.7%	6.5%

Pro Forma Financial Impact

Immediately Accretive to EPS

Dollars in millions, except per share amounts.

Projected Net Income	2001	2002

Fifth Third	$1,038	$1,190

Old Kent	346	373

Pro Forma Combined	$1,384	$1,563

After Tax Cost Savings (1)	23	69

Pro Forma Earnings	$1,407	$1,632

Average diluted shares O/S (millions) (2)	580	580

Pro Forma EPS	$2.43	$2.81

Fifth Third Stand-Alone EPS	2.18	2.50

EPS Accretion	11.3%	12.5%

N.B.	Earnings based on mean IBES estimates as of November 16, 2000 and 9/30/00 average FD shares outstanding.

(1)	Assumes synergies are 25% realized in 2001, and 75% in 2002, and 100% thereafter.

(2)	Pro forma.

Conservative Cost Savings

Dollars in millions.

	Old Kent	Cost	% of
	LTM (1)	Takeout	Old Kent

Salaries & Benefits	$377	$95	25%

Occupancy & Equipment	110	16	14

Other	224	31	14

Total	$711	$142	20%

Taxes		(50)

Cost Takeouts (After-Tax)		$92

N.B. Synergies are expected to be realized 25% in 2001, 75% in 2002, and 100% thereafter.
(1)   Excludes amortization of intangibles and non-recurring expenses.

Merger Related Charges

Dollars in millions.

Employee-related Costs	$77

Conversion Costs	50

Duplicate Facilities / Equipment	39

Conforming Policies / Balance Sheet (1)	80

Other	58

Total (pre-tax)	$304

Total (after-tax) (2)	$235

(1)	Approximately equally divided between conforming credit adjustments and balance sheet items.

(2)	Effective tax rate reflects impact of nondeductible items.

Transaction Summary

—	Good fit with Fifth Third existing business

—	Enhances revenue growth potential

—	Financially compelling / overall and on a per share basis

—	Low execution risk

—	Example of Fifth Third financial strength and valuation providing flexibility to acquire attractive businesses

Appendix

Combined Balance Sheet

Dollars in millions.

	Fifth Third	Old Kent	Pro Forma

Cash & Securities	$15,872	$4,660	$20,532

Gross Loans	26,299	15,617	41,916

Allowance for Loan Losses	(384)	(224)	(608)

Other Assets	2,609	2,466	5,075

Total Assets	$44,396	$22,519	$66,915

Deposits	$25,474	$16,758	$42,232

Other Liabilities	14,313	4,059	18,372

Capital Securities	173	100	273

Total Equity	4,436	1,602	6,038

Total Liabilities & Equity	$44,396	$22,519	$66,915

N.B. Financial data as of September 30, 2000.

Loan Comparison

      Dollars in millions.

	Fifth Third		Old Kent		Pro Forma

	Loans	%	Loans	%	Loans	%

Commercial & Industrial	$8,665	33%	$4,277	27%	$12,942	31%

Commercial Real Estate	2,878	11	3,190	20	6,068	14

Construction	1,220	4	1,644	11	2,864	7

Residential Real Estate	5,238	20	1,328	9	6,566	16

Consumer	8,298	32	5,178	33	13,476	32

Total	$26,299	100%	$15,617	100%	$41,916	100%

Yield		8.47%		9.03%		8.67%

N.B. Financial data as of September 30, 2000.

Deposit Comparison

      Dollars in millions.

	Fifth Third		Old Kent		Pro Forma

	Deposits	%	Deposits	%	Deposits	%

Demand Deposits	$4,041	16%	$2,239	13%	$6,280	15%

Int.-bearing Transaction	9,863	39	6,145	37	16,008	38

Time & Foreign	11,570	45	8,374	50	19,944	47

Total	$25,474	100.0%	$16,758	100%	$42,232	100.0%

Rate		4.03%		4.28%		4.12%

N.B. Financial data as of September 30, 2000.

Noninterest Income Comparison

Dollars in millions.

	Fifth Third		Old Kent		Pro Forma

	Amount	%	Amount	%	Amount	%

Investment Advisory	$195	20%	$85	19%	$280	20%

Insurance	—	—	24	5	24	2

Data Processing	224	23	—	—	224	16

Service Charges on Deposits	207	21	81	18	288	20

Mortgage Banking	82	8	183	40	265	18

Other	260	28	82	18	342	24

Securities Gains	2	—	—	—	2	—

Total	$970	100%	$455	100%	$1,425	100%

N.B. Financial data is for the twelve months ended September 30, 2000.

Credit Quality

	Fifth Third	Old Kent	Pro Forma

Allowance / Loans + Leases	1.48%	1.43%	1.47%

Net Charge-offs /

Average Loans + Leases	0.28	0.25	0.27

NPA’s / Loans + Leases + OREO	0.65	0.75	0.69

Allowance / Non-performing Assets	228	190	213

N.B. Non-performing assets include loans + leases 90 or more days past due still accruing.
Financial data as of September 30, 2000.